

August 13, 2014

Via E-mail
Mr. Naresh Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd #211
York, PA 17402

     Re: **Ameri Metro, Inc.**
                Form 8-K Item 4.01
                Filed August 1, 2014
                File No. 0-54546

Dear Mr. Mirchandani:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. Please revise to disclose whether the decision to change accounts was recommended or approved by the board of directors, audit or similar committee. Refer to Item 304(a)(iii) of Regulation S-K.

2. Please revise the second paragraph to state instead, if true, that the prior accountant's reports on the financial statements for the fiscal years ended July 31, 2013 and 2012 and for the period from April 13, 2010 (inception) through July 31, 2013, did not contain any adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports included a going concern explanatory paragraph. Refer to Item 304(a)(1)(ii) of Regulation S-K.

3. Please revise the third paragraph to state instead, if true, that for the past two fiscal years through the dismissal date of July 23, 2014, there were no disagreements with the former accountants on any matter of accounting principles or practices, etc. Refer to Item 304(a)(iv) of Regulation S-K.

4. Please revise to disclose the date the new accountants MaloneBailey, LLP was engaged.

5. Please revise your filing to state, if true, that you provided Silberstein Ungar, PLLC a copy of your filing for the purpose of obtaining an Exhibit 16 letter from them but that no such letter can be obtained to date. If, however, an Exhibit 16 from your former accountants is available, please file that with your amendment.

6. Please note the information required to be filed by Item 4.01 of Form 8-K should have been filed within four days of the date of the change in accountant, and therefore, the Company is not considered a "timely" filer and is not eligible to use Form S-3 until a sufficient history of making timely filings is established. For specific consideration of this matter, please contact Corporation Finance's Office of Chief Counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant